Dr. Lionel L. Reilly
President and Chief Executive Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

April 25, 2005

VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form 10-K for the year ended July 31, 2004 File No. 0-26326

Dear Mr. Moran:

     In response to the Securities and Exchange Commission’s comment letter dated April 11, 2005, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses to questions 1-6.

Form 10-K for the Year Ended July 31, 2004

Contractual Obligations and Commitments, page 13

1.	We note your response to prior comment 2 and reiterate our comment to disclose material scheduled interest payments for debt. Section IV of SEC Release 33-8350 specifically states registrants are required to discuss material cash requirements that impact liquidity and capital resources and the tabular disclosure of contractual obligations is a starting point for this discussion. Further, footnote 46 of the Release states that cash requirements for interest expense may be included in the tabular disclosure or in an accompanying footnote to describe your estimate of interest payments.

     Going forward, the Company will provide the following footnotes to its tabular disclosure of contractual obligations and commitments:

Contractual obligations and commitments ( ) (in thousands)

Long-term debt obligations(1)
(1) Interest payments due on long-term debt for less than 1 year are $1,000, 1-3 years are $900, 3-5 years are $200, and after 5 years is $0.

Total contractual obligations(2)
(2) See Note 8 of the Notes to Financial Statements for additional information.

Consolidated Balance Sheets, page F-2

2.	We note your response to prior comment 3 that only your common stock issued to single member limited liability companies and sole proprietorships is mandatorily redeemable upon the death of the holder and within the scope of SFAS No. 150. For stock issued to corporations, multi-member LLCs and partnerships not subject to mandatory redemption upon death of a member, please tell us what consideration you gave to EITF D-98. In this regard, we note the company must redeem shares for cash after receiving notice from shareholders and redemption is outside of your control. We may have further comment.

           Specifically, the Company’s shares of stock are classified as common on the balance sheet. EITF D-98 gives guidance for stock classified as preferred on the balance sheet. The Company does not have any preferred stock authorized, and its common stock does not have characteristics of preferred securities. ETIF D-98 is not applicable to the classification of the Company’s common stock.

Consolidated Statements of Stockholders’ Equity, page F-4

3.	We note your response to prior comment 4. SAB Topic 4.E states stock receivables should be separately stated in the balance sheet. In future interim and annual filings, please present your stock accounts receivable separately, on a gross basis, in the balance sheet.

           In the event there are receivables from officers and directors resulting from a purchase of stock from the Company, the amount recorded as a receivable will be presented in the balance sheet as a contra account (reduction) to stockholders’ equity. It would be a rare occurrence for the Company to have outstanding shares receivable from an officer or director because no current officers are shareholders, each current director owns only one share of stock, and the Company’s Articles of Incorporation, as amended, prohibit shareholders from owning more than one share of stock. However, the Company intends to comply with SAB Topic 4.E in future filings if stock is issued to an officer or director before the receipt by the Company of cash payments.

Consolidated Statements of Income, page F-3

4.	We note your response to prior comment 5. Please tell us the amount of sales incentives recorded in each of the three years ended July 31, 2004. Then, please elaborate in your response and tell us how you meet the requirements of paragraphs 9.a. and b. of EITF No. 01-9 including any information necessary to clarify your response. Specifically tell us the following:

•	What benefits you receive in exchange for the sales incentives that are separate from the veterinarians’ purchases of products such that you would enter into a transaction with someone other than the veterinarians for these benefits without the purchase of products (paragraph 9.a.); and

•	How you reasonably estimate fair value of the benefits and determine that the fair value exceeds the amount of the sales incentives paid to purchasing veterinarians and that no excess over fair value exists that would be classified as a reduction of revenue (paragraph 9.b.).

           The amount of sales incentives the Company has recorded in each of the three years ended July 31, 2004, 2003, and 2002 was $.5 million, $.3 million, and $0, respectively.

           The veterinarian of record provides customer service to the Company’s customers. The services provided to the Company’s customer from the veterinarian of record include on-site visits of the facilities, reviewing producer data, and maintaining compliance with all pharmaceutical laws and regulations.

           The Company reasonably estimates the fair value of the benefits through margins earned on sales. The amount of consideration paid by the Company to the veterinarian of record does not exceed the fair value of benefits through margins earned on sales. On average, the percentage of sales incentives the Company has paid to the veterinarian of record as a percentage of sales in each of the three years ended July 31, 2004, 2003, and 2002 was 1.5%, 1.3%, and 0%, respectively. On average, the percentage of gross margin the Company has earned as a percentage of sales in each of the three years ended July 31, 2004, 2003, and 2002 was 13.2%, 14%, and 7.6%, respectively. The estimated fair value of the benefits earned on sales exceeds the amount of consideration paid by the Company to the veterinarian of record.

Consolidated Statements of Cash Flows, page F-5

5.	We note your response to prior comment 8. Please provide a reconciliation of the shares subject to mandatory redemption and common stock issuance amounts reflected in your cash flows statement and stockholders’ equity and a response that provides support of your accounting treatment for the reclassification differences.

           A reconciliation of the shares subject to mandatory redemption issuance amounts reflected in the cash flows statement to the stockholders’ equity is as follows:

Shares subject to mandatory redemption at August 1, 2003	$1,993
Net proceeds from issuance of shares subject to mandatory redemption (from Statement of Cash Flows)	117

Shares subject to mandatory redemption at July 31, 2004	$2,110

           A reconciliation of common stock issuance amounts reflected in the cash flows statement to the stockholders’ equity is as follows:

Common shares (including additional paid in capital) not subject to mandatory redemption at August 1, 2003	$3,353
Net proceeds from issuance of common shares not subject to mandatory redemption (from Statement of Cash Flows)	283

Shares not subject to mandatory redemption at July 31, 2004	$3,636

           The Company’s consolidated balance sheet and the consolidated statement of cash flows are in accordance with SFAS 150. The shares subject to mandatory redemption are netted on the Company’s consolidated statements of stockholders’ equity as of the Company’s balance sheet dated, July 31, 2004. Going forward, the Company intends to continue preparing its financial statements in accordance with SFAS 150.

Note 13 – Segment Information, page F-17

6.	We note your response to prior comment 11. In future interim and annual filings, please disclose that providing the information required in paragraph 37 of SFAS No. 131 is impracticable. In your response, please show us what your revised disclosures will look like.

     NOTE 13 – SEGMENT INFORMATION ( )

           Since the Company’s reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.”

           In connection with responding to the comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please feel free to contact Pam Mittlieder at (402) 829-5362 if you have any additional questions.

Respectfully Submitted,
/s/ Dr. Lionel L. Reilly
Dr. Lionel L. Reilly
President and Chief Executive Officer